Exhibit 1
6707157 CANADA INC.
May 1, 2007
HighTech Beteiligungen GmbH & Co. KG
Steinstrasse 20
D 40212 Düsseldorf
Germany
Attention: Georg Ludwig, Managing Director
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Principality of Liechtenstein
Attention: Georg Ludwig, Managing Director
Dear Sirs/Mesdames:
Re: Reorganization of Lorus Therapeutics Inc.
     6707157 Canada Inc., a corporation incorporated under the laws of Canada (“Investor”) and Pinnacle International Lands, Inc. (“Pinnacle International” and together with Investor, “Pinnacle”), understand that, as of the date hereof, High Tech Beteiligungen GmbH & Co. KG, a German limited partnership (herein represented by ConPharm Anstalt, a Liechtenstein corporation) (the “Shareholder”), is the beneficial and registered owner of common shares in the share capital of Old Lorus (together with any other securities of Old Lorus acquired by the Shareholder after the date hereof and immediately prior to the Meeting Date (as defined herein), the “Lock-Up Shares”) that were issued to the Shareholder by Lorus Therapeutics Inc.(“Old Lorus”) under a share purchase agreement (the “Investment Agreement”) dated July 13, 2006 between Old Lorus and the Shareholder, the terms of which impose certain obligations on Old Lorus relating to its business.
     Old Lorus, each of the subsidiaries of Old Lorus, Investor and Pinnacle International intend to enter into an arrangement agreement (the “Arrangement Agreement”) (a copy of which has been received by the Shareholder) to be dated on or about the date hereof, as may be, subject to the provisions of this Agreement, amended, supplemented or modified, pursuant to which, among other things, Old Lorus will reorganize its business pursuant to an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “Act”), as set forth in the plan of arrangement (the “Plan of Arrangement”) substantially in the form and content of schedule A to the Arrangement Agreement, as may be amended, modified or supplemented.
     As consideration for Pinnacle’s agreement to participate in the Arrangement, the Shareholder covenants, agrees, represents and warrants as set out in this letter.

The Shareholder hereby covenants and agrees to:

(a)	vote the Lock-Up Shares in favour of the Arrangement and the consummation of the transactions contemplated thereby (collectively, the “Transactions”) at the special meeting of the securityholders of Old Lorus convened to consider, among other things, a resolution with respect to the Arrangement (the “Meeting”) or at any adjournment thereof or in any other circumstance in which a vote, consent or other approval with respect to the Arrangement is sought;

(b)	vote the Lock-Up Shares against any action or agreement that would, to the actual knowledge of the Shareholder, (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Old Lorus under the Arrangement Agreement (collectively, the “Subject Documents”); or (2) knowingly impede, interfere with, delay, postpone or attempt to discourage the Transactions;

(c)	deposit with the registrar and transfer agent of the common shares of Old Lorus, within five Business Days of receipt of the notice of special meeting and the accompanying management information circular, including all appendices thereto, to be sent to the securityholders of Old Lorus in connection with the Meeting (the “Circular”), a duly completed and executed proxy in respect of all of the Lock-Up Shares, voting all of such shares in favour of the Arrangement; and

(d)	not, and will not allow any person acting on its behalf to, withdraw or take any action to withdraw, amend or invalidate any proxy deposited by the Shareholder pursuant to this letter notwithstanding any statutory rights or other rights under the terms of the Arrangement or any such proxy unless this letter is terminated in accordance with its terms, provided that, notwithstanding anything contained herein, the Shareholder will be entitled to vote the Lock-Up Shares in favour of, deposit the Lock-Up Shares to, and otherwise support any Superior Proposal (as defined in the Arrangement Agreement).
     The Shareholder represents and warrants to Pinnacle that, as of the date hereof and on the date on which the Meeting takes place (the “Meeting Date”):
(a)	the Shareholder is the sole beneficial owner of the Lock-Up Shares free and clear of all liens, charges, encumbrances and any other rights of others and the Lock-Up Shares constitute all of the common shares of Old Lorus beneficially owned (as defined herein) or controlled by the Shareholder and the Shareholder does not beneficially own or control or have any other interest in or voting rights, or right to acquire in the future any interest in or voting rights, with respect to any Old Lorus Convertible Securities (as defined herein). The Shareholder has the exclusive right to vote the Lock-Up Shares as provided herein;

(b)	the Shareholder has the power, authority and right to enter into, deliver and perform its obligations under this letter and this letter constitutes a valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(c)	there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Shareholder to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Lock-Up Shares other than pursuant to the provisions hereof and the provisions of the share purchase agreement (the “SPA”) dated the date hereof between the Shareholder, Investor and Pinnacle International;

(d)	neither the entering into nor the delivery of this letter by the Shareholder nor the completion of the transactions contemplated hereby will result in the violation of any of the provisions of the constating documents or by-laws of the Shareholder; and

(e)	the Shareholder has not previously granted or agreed to grant any proxy in respect of the Lock-Up Shares or entered into any voting trust, vote pooling agreement, shareholders agreement or other agreement with respect to the right to vote the Lock-Up Shares, call meetings of securityholders of Old Lorus or give consents or approvals of any kind as to the Lock-Up Shares with respect to the matters contemplated by this letter.
     It is understood and agreed that, except as otherwise contemplated by this letter, the SPA or consented to in writing by Pinnacle, from the date hereof until the effective time of the Arrangement (the “Effective Time”), the Shareholder will:
(a)	not grant any option in respect of, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey (whether conditionally or otherwise) the Lock-Up Shares or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(b)	not grant or agree to grant any proxy or other right to vote the Lock-Up Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of the securityholders of Old Lorus or give consents or approval of any kind as to the Lock-Up Shares, other than as contemplated by this letter; and

(c)	not do indirectly that which it expressly may not do directly in respect of the restrictions on its rights with respect to the Lock-Up Shares pursuant to this letter.
     The Shareholder will ensure that (a) the representations and warranties of the Shareholder set forth in this letter are true and correct on the Meeting Date and (b) the conditions set forth in this letter to be satisfied by the Shareholder will have been performed or complied with in all material respects by the Effective Time.
     Each of Investor and Pinnacle International covenants and agrees in favour of the Shareholder that it will, subject to the terms and conditions of the Arrangement Agreement and the Arrangement, comply with its respective obligations set forth in the Arrangement Agreement in accordance with the terms thereof and will not amend or waive any provision of the

Arrangement Agreement where such amendment or waiver would, in the reasonable opinion of Investor or Pinnacle International, be adverse to the interests of the Shareholder.
     The agreements contained in this letter may be terminated prior to or at the Effective Time (a) automatically with no further action required on the part of the Shareholder or Pinnacle if the Arrangement Agreement or the SPA is terminated in accordance with its terms; (b) by written agreement of Pinnacle and the Shareholder; (c) by the Shareholder or the Investor in the event that the Shareholder votes the Lock-Up Shares in favour of, deposit the Lock-Up Shares to, and otherwise support a Superior Proposal; (d) by the Shareholder or the Investor if, upon a vote at the duly held Meeting, the securityholders of Old Lorus do not approve the participation of Old Lorus in the Arrangement; or (e) by the Shareholder or the Investor if the Arrangement has not become effective on or before July 1, 2007 or such other date as such parties may agree upon.
     Each of the Shareholder and Pinnacle will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this letter.
     The terms and conditions of this letter (a) will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto; (b) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto; (c) may not be validly amended or modified unless such amendment or modification is set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this letter will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived. The agreements set forth in this letter may not be assigned by either party hereto without the written consent of the other party.
     Each of the parties recognizes and acknowledges that the agreements set forth in this letter are an integral part of the transactions contemplated in respect of the Arrangement, that the parties to the Arrangement Agreement would not contemplate participating in the Arrangement unless this letter was executed and that a breach by a party of any covenants or other commitments contained in this letter will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party will be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.
     This letter is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. For the purpose of all legal proceedings, the agreements set forth in this letter will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising hereunder. The Shareholder and Pinnacle each attorns to the jurisdiction of the courts of the Province of Ontario.
     The parties understand and agree that, as used in this letter, the following terms will have the following meanings: (a) “beneficially own”, “beneficial ownership” and similar expressions with respect to any security means all securities that are owned, directly or indirectly, or over which control or direction of the voting or disposition thereof may be exercised; (b) “Business Day” means a day other than a Saturday, Sunday or statutory holiday in Ontario; (c) “Claims” means all incurred losses (other than loss of profit or of opportunity or other related economic loss), damages (other than indirect, incidental or consequential), expenses, liabilities, claims and demands of whatever nature or kind including all reasonable legal fees and disbursements; and (d) “Old Lorus Convertible Securities” means any options, warrants, rights to subscribe for or other rights that are convertible into or exchangeable for common shares or other securities of Old Lorus Shares.
     The parties agree that an executed signature page to this letter by any party by electronic transmission will be as effective as delivery of a manually executed copy of this letter by such party.
     Please sign this letter in the space provided below to confirm the mutual agreements set forth above and return a signed copy to the undersigned.
     Yours truly,

6707157 CANADA INC.

Per:	/s/ Michael De Cotiis

Name: Title:	Michael De Cotiis President

PINNACLE INTERNATIONAL LANDS, INC.

Per:	/s/ Michael De Cotiis

Name: Title:	Michael De Cotiis President
Acknowledged and agreed as of the date first
above written:
HIGHTECH BETEILGUNGEN GMBH &
CO. KG represented by CONPHARM
ANSTALT

Per:	/s/ Georg Ludwig

Name: Title:	Georg Ludwig Managing Director